

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3628

December 4, 2018

Hideo Moroe
President
American Honda Receivables LLC
20800 Madrona Ave.
Torrance, California 90503

> **Re:** **American Honda Receivables LLC**
> **Registration Statement on Form SF-3**
> **Filed November 29, 2018**
> **File No. 333-228592**

Dear Mr. Moroe:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Arthur Sandel at 202-551-3262 or me at 202-551-3850 if you have questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief
Office of Structured Finance

cc: Stuart M. Litwin, Esq., Mayer Brown LLP
        Jan Zimmerman, American Honda Receivables LLC